PRESS RELEASE

Klondex Reports Incident at Midas Mine

Vancouver, BC – May 16, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") regrets to announce an employee at its Midas mine in Northern Nevada was recently found unconscious and unresponsive in a working underground heading. Emergency response was immediately dispatched, and the employee was transported to the hospital for advanced care where he was pronounced deceased by hospital staff.

The Company notified the regulatory agencies, and an investigation has been initiated. At this point in time, the cause of the incident has yet to be determined "Our thoughts and prayers are with the family during this tragic event", said Paul Huet, President and Chief Executive Officer of the Company. "We are working closely with the regulators and the authorities to determine the cause of the incident. The health and safety of our employees and contractors is our highest priority."

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com